Hydro One Reports First Quarter Results

Hydro One restores power following a once-in-a-generation storm that impacted central and eastern Ontario

TORONTO, May 8, 2025 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2025.
First Quarter Highlights
•First quarter basic earnings per share (EPS) of $0.60 compares to EPS of $0.49 for the same period in 2024.
•The change in EPS year-over-year was largely due to higher revenues resulting from Ontario Energy Board (OEB)-approved 2025 transmission and distribution rates and higher average monthly peak demand, partially offset by higher depreciation, amortization and asset removal costs, higher financing charges, and higher income tax expense.
•The Company’s wholly-owned subsidiary, Hydro One Networks Inc., has completed the acquisition of an approximate 48 per cent interest in the East-West Tie Limited Partnership, which owns and operates the East-West Tie Line in Northern Ontario.
•Hydro One performed more than 1.1 million service restorations affecting more than 600,000 customers following the recent March ice storm.
•Subsequent to quarter end, Hydro One launched the Ice Storm 2025 Recovery Grant to support recovery efforts by Indigenous communities and municipalities directly impacted by the ice storm.
•Subsequent to quarter end, Hydro One and the Power Workers’ Union (PWU) reached a tentative settlement for two collective agreements covering employees in front-line and customer-facing roles across the Company’s operations.
•Hydro One announced its fifth annual Energizing Life Community Fund for Indigenous communities, charitable organizations, and municipalities.
•Hydro One received two awards from the Electricity Distributors Association (EDA). On March 17, 2025, the Company was recognized with the EDA Public Electrical Safety Award for its public safety campaign and the EDA Sustainability Excellence Award for its Sustainable Financing Framework.
•The Company's capital investments and in-service additions for the quarter were $735 million and $423 million, respectively, compared to $673 million and $240 million in 2024.
•A quarterly dividend of $0.3331 per share was declared, payable on June 30, 2025.
“Our dedicated teams, along with our partners from local utilities and contractors, worked tirelessly through difficult conditions to restore power to customers affected by the generational ice storm,” said David Lebeter, President and Chief Executive Officer, Hydro One. “The devastation has left lasting impacts on the communities we call home. To support local recovery efforts as Indigenous communities and municipalities rebuild, we’ve introduced the Ice Storm 2025 Recovery Grant.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(millions of Canadian dollars, except as otherwise noted)	2025	2024

Revenues	2,408	2,166
Purchased power	1,220	1,096
Revenues, net of purchased power[1]	1,188	1,070
Net income attributable to common shareholders	358	293

Basic EPS	$0.60	$0.49
Diluted EPS	$0.60	$0.49

Net cash from operating activities	510	462
Capital investments	735	673
Assets placed in-service	423	240

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,181	19,799
Distribution: Electricity distributed to Hydro One customers (GWh)	9,324	8,613
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2025 First Quarter Highlights
The Company reported net income attributable to common shareholders of $358 million during the quarter, compared to $293 million in the same period of 2024. This resulted in EPS of $0.60, compared to EPS of $0.49 during the same period in the prior year.
Revenues of $2,408 million for the first quarter were $242 million higher than revenues for the first quarter of 2024. Revenues, net of purchased power1 of $1,188 million for the first quarter were $118 million higher than revenues, net of purchased power1 for the first quarter of 2024. The increase is mainly attributable to higher revenues resulting from OEB-approved 2025 rates, as well as higher average monthly peak demand.
OM&A in the first quarter of 2025 was $10 million higher than the prior year primarily due to higher work program expenditures, including higher information technology-related expenditures.
Depreciation, amortization and asset removal costs for the first quarter of 2025 were higher than the prior year mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, partially offset by lower amortization of regulatory assets.
Financing charges in the first quarter of 2025 were higher than the prior year primarily due to an increase in outstanding long-term debt and higher weighted-average interest rates.
Income tax expense for the first quarter of 2025 was higher than the prior year primarily due to higher pre-tax earnings, partially offset by higher deductible timing differences.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $735 million during the first quarter of 2025 and placed $423 million of new assets in-service.
Selected Operating Highlights
The Company announced that its wholly-owned subsidiary, Hydro One Networks Inc., has completed the acquisition of an approximate 48 per cent interest in the East-West Tie Limited Partnership. The partnership owns the East-West Tie Line, a 450-kilometre, 230-kV double-circuit transmission line between Wawa and Thunder Bay, along the north shore of Lake Superior. The acquisition is valued at approximately $261 million, inclusive of closing adjustments.
Hydro One announced its 2025 Energizing Life Community Fund. Now in its fifth year, the fund provides $25,000 grants to charitable organizations, Indigenous communities and municipalities across Ontario that are working to enhance the quality of life in their local communities. Since its launch in 2020, the Energizing Life Community Fund has had a significant impact across Ontario, supporting 117 organizations across more than 65 communities.
Subsequent to the quarter end, Hydro One launched the Ice Storm 2025: Recovery Grant to support recovery efforts by Indigenous communities and municipalities directly impacted by the storm. Directly impacted Indigenous communities and municipalities can apply for a grant of up to $10,000 to support relief and recovery efforts in their local communities.
Subsequent to the quarter end, Hydro One reached tentative settlements for two collective agreements with the PWU which include front-line staff and customer-facing roles. Once ratified, these agreements will be effective October 1, 2025.
On March 17, 2025, Hydro One received the EDA Public Electrical Safety Excellence Award for its public safety campaign and the EDA Sustainability Excellence Award for its sustainable financing framework. The awards recognize Hydro One’s efforts for educating customers on staying safe near power lines and electrical equipment to prevent accidents, as well as being a leader in sustainable finance in Canada.
Common Share Dividends
Following the conclusion of the first quarter, on May 7, 2025, the Company declared a quarterly cash dividend to common shareholders of $0.3331 per share to be paid on June 30, 2025 to shareholders of record on June 11, 2025.

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Supplemental Segment Information

	Three months ended March 31
(millions of Canadian dollars)	2025	2024

Revenues
Transmission	636	553
Distribution	1,761	1,605
Other	11	8
Total revenues	2,408	2,166

Revenues, net of purchased power[1]
Transmission	636	553
Distribution	541	509
Other	11	8
Total revenues, net of purchased power[1]	1,188	1,070

Operation, maintenance and administration costs
Transmission	129	121
Distribution	181	180
Other	22	21
Total operation, maintenance and administration costs	332	322

Income before financing charges and taxes
Transmission	368	299
Distribution	238	211
Other	(14)	(16)
Total income before financing charges and taxes	592	494

Capital investments
Transmission	459	421
Distribution	272	249
Other	4	3
Total capital investments	735	673

Assets placed in-service
Transmission	187	64
Distribution	230	172
Other	6	4
Total assets placed in-service	423	240
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s first quarter 2025 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2024 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2025 results teleconference with the investment community will be held on May 8, 2025 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BI2040d975aa6e41709c1b42ce77b2e977) prior to the scheduled start time to access Hydro One’s first quarter 2025 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.
Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2025	2024
Revenues	2,408	2,166
Less: Purchased power	1,220	1,096
Revenues, net of purchased power	1,188	1,070

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Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: collective agreements; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments and plan, including anticipated outcomes, impacts, OEB approvals, and in-service dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; completion of the Company’s acquisition of a minority interest in the East-West Tie Transmission Line; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Bronwen Evans
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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